上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

04 MAR -9 AM 7:21

19th February, 2004

04010411

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N. W.
Washington, D. C. 20549
U. S. A.

SUPPL

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following material pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. An announcement of the Company dated 18th February, 2004 in respect of issue of zero coupon guaranteed exchangeable bonds.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Very truly yours,

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg./Mr. Paul Boltz

dw 3/9

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

04 MAR -9 AM 7:21

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

SHANGHAI INDUSTRIAL INVESTMENT TREASURY COMPANY LIMITED (the "Issuer")

Proposed issue of HK$2,330,000,000 Zero Coupon Guaranteed Exchangeable Bonds due March 2009 guaranteed by SHANGHAI INDUSTRIAL INVESTMENT (HOLDINGS) COMPANY LIMITED (the "Guarantor") exchangeable into existing ordinary shares of SHANGHAI INDUSTRIAL HOLDINGS LIMITED (the "Company") with an option for the issue of up to an additional HK$389,000,000 Zero Coupon Guaranteed Exchangeable Bonds due March 2009

Announcement

The directors of the Company announce that the Issuer proposes to issue HK$2,330,000,000 Zero Coupon Guaranteed Exchangeable Bonds expected to mature in March 2009, unconditionally and irrevocably guaranteed by the Guarantor exchangeable into existing Shares of the Company at the exchange price of HK$26.381 per share (subject to adjustment) at the option of the Bondholders (the "Firm Bonds"), with an option granted to the Lead Manager to subscribe up to an additional HK$389,000,000 Zero Coupon Guaranteed Exchangeable Bonds expected to mature in March 2009, unconditionally and irrevocably guaranteed by the Guarantor exchangeable into existing Shares of the Company at the exchange price of HK$26.381 per share (subject to adjustment) at the option of the Bondholders (the "Optional Bonds") (the Firm Bonds together with the Optional Bonds are collectively referred to as the "Bonds").

The directors of the Company announce that the Company has been advised by the Issuer of its intention to issue the Firm Bonds at the exchange price of HK$26.381 per share (subject to adjustment). In addition, the Issuer will grant to the Lead Manager an option to subscribe for the Optional Bonds at the exchange price of HK$26.381 per share (subject to adjustment) at any time, on or before the 30th day following the Closing Date. It is intended that the Bonds will be listed on the Stock Exchange.

According to the latest record as recorded in the register kept as pursuant to Part XV of the Securities and Futures Ordinance (Cap. 571), the Guarantor currently beneficially holds 548,561,000 Shares representing approximately 57.95% of the issued share capital of the Company. The Bonds, if fully exchanged into existing Shares of the Company, will amount to approximately 103 million Shares representing approximately 10.89% of the existing issued share capital of the Company. As a result, the Guarantor will beneficially own approximately 47.06% of the issued share capital of the Company. If no Bondholder(s) exercises the option to exchange the Bonds into the Shares of the Company, the Guarantor will remain beneficially controlling approximately 57.95% of the issued share capital of the Company.

DEFINITIONS

Terms	Meaning
"Bondholders"	the holder(s) of the Bonds
"Bonds"	the Firm Bonds together with the Optional Bonds
"Closing Date"	on or about 16th March, 2004 or such other date as agreed between the Issuer, the Guarantor and the Lead Manager
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with its shares listed on the Stock Exchange
"Firm Bonds"	HK$2,330,000,000 Zero Coupon Guaranteed Exchangeable Bonds expected to mature in March 2009, unconditionally and irrevocably guaranteed by the Guarantor exchangeable into existing Shares of the Company at the option of the Bondholders
"Guarantor"	Shanghai Industrial Investment (Holdings) Company Limited, a company incorporated in Hong Kong and is the ultimate holding company of the Company
"Issuer"	Shanghai Industrial Investment Treasury Company Limited, a company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of the Guarantor
"Lead Manager"	HSBC Bank Plc, a company incorporated in the United Kingdom
"Optional Bonds"	an additional HK$389,000,000 Zero Coupon Guaranteed Exchangeable Bonds expected to mature in March 2009, unconditionally and irrevocably guaranteed by the Guarantor exchangeable into existing Shares of the Company at the option of the Bondholders
"Share(s)"	fully paid ordinary shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 18th February, 2004